Form of	Exhibit (h)(31)
November 5, 2014
Janus Aspen Series
151 Detroit Street
Denver, Colorado 80206
Ladies and Gentlemen:
As you know, Section 5 of our Investment Advisory Agreement dated January 29, 2015 provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Global Unconstrained Bond Portfolio (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, from the date of commencement of operations until May 1, 2016 under the following conditions:
In the event the daily operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.82% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan, shareholder servicing fees, such as transfer agency fees (including out of pocket costs), as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions, and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or paid by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.
For any reimbursement paid by JCM to the Fund or any fee reduction by JCM pursuant to this letter, for a three year period, or until the Fund meets its first breakpoint as described in the Fund’s Investment Advisory Agreement dated January 29, 2015, whichever occurs first, commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.82% of average daily net assets, and as otherwise noted in this Agreement. This provision survives the term of this letter.
This waiver/reimbursement will continue in effect until May 1, 2016, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC		JANUS ASPEN SERIES

By:		By:

	Heidi W. Hardin		Stephanie Grauerholz
	Senior Vice President, General Counsel and Secretary		Vice President, Legal Counsel and Secretary